SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  January, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   'Corporate Reporting Calendar 2009

DATE: 09:00 Monday 5 January 2009

PRUDENTIAL PLC - CORPORATE REPORTING CALENDAR 2009

Prudential plc's full corporate reporting calendar for 2009 is detailed below.

Prudential plc remains committed to continuing to improve its communication with the market to ensure that the information provided is of maximum benefit and relevance.

The Company has reviewed its reporting calendar for 2009 in order to meet this objective and in particular, the need to provide additional relevant information in its quarterly reporting.

The Company's 2009 corporate reporting calendar will now begin on 20 February with the Full Year 2008 New Business Figures announcement. The First Quarter 2009 Interim Management Statement will be announced at the AGM on 14 May 2009 and the Third Quarter 2009 Interim Management Statement will be on 28 October 2009. The Full Year 2008 Results and Interim Results 2009 will be on 19 March 2009 and 13 August  2009 respectively.

ENDS

Enquiries:

Media		Investors/Analysts
Jon Bunn	020 7548 3559	James Matthews	020 7548 3561
Ed Brewster	020 7548 3719

Notes to Editor:

1. Financial Calendar:

Full Year 2008 New Business Figures	20 February 2009
Full Year 2008 Results	19 March 2009
First Quarter 2009 Interim Management Statement and AGM	14 May 2009
Interim Results 2009	13 August 2009
Third Quarter 2009 Interim Management Statement	28 October 2009

2. About Prudential plc

*Prudential plc, is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups.

It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £256 billion in assets under management (as at 30 June 2008). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain 'forward-looking statements' with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  05 January, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Director of Public Relations